12g 82-1225 AMENDED Pg 1 of 2

FORM 55-102F 03003375

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 22/11/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

SUPPL

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 6)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	51250							51250	1	Harry Barr
Warrants	448321	27/12/02	53	32222		0.45		480543	2	Cdn Gravity
		27/12/02	53	2500		0.45		483043	2	Cdn Gravity
Warrants	0	27/12/02	53	15000		0.45		15000	2	293020 BC Ltd
Common	37984	27/12/02	10		4000	0.44		33984	2	293020 BC Ltd
		27/12/02	16	30000		0.45		63984	2	293020 BC Ltd
Common	469702	27/12/02	10		6000	0.44		463702	2	Cdn Gravity

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

dlw 1/30

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

03 JAN 28 AM 7:21

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 06/01/03

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

AMENDED

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common (cont'd)	463702	27/12/02	10		14000	0.44		449702	2	Cdn Gravity
		27/12/02	14	64444		0.45		514146	2	Cdn Gravity
		27/12/02	14	5000		0.45		519146	2	Cdn Gravity
		31/12/02	10		10000	0.44		509146	2	Cdn Gravity
		31/12/02	10		5000	0.445		504146	2	Cdn Gravity
Common	6150							6150	1	Harry Barr

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 22/11/02

12g 82-1225 AMENDED

FORM 55-102F6

INSIDER REPORT

FAXED

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06/01/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	51250							51250	1	Harry Barr
Warrants	15000							15000	2	293020 BC Ltd
Common	63984							63984	2	293020 BC Ltd.
Common	6150							6150	1	Harry Barr
Warrants	483043							483043	2	Cdn Gravity
Common	504146	3/01/03	10		2500	0.55		501646	2	Cdn Gravity
		3/01/03	10		2500	0.53		499146	2	Cdn Gravity

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Pg 1 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 13/01/03

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

125 82-1225 AMENDED

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 06/01/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604-685-1870

BUSINESS FAX NUMBER: 604-685-1650

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common (cont'd)	499146	3/01/03	10		5000	0.56		494146	2	Cdn Gravity
		3/01/03	10		10000	0.58		484146	2	Cdn Gravity
		3/01/03	10		5000	0.44		479146	2	Cdn Gravity
		3/01/03	10		5000	0.49		474146	2	Cdn Gravity
		3/01/03	10		10000	0.50		464146	2	Cdn Gravity
		3/01/03	10		5000	0.60		459146	2	Cdn Gravity
		3/01/03	10		500	0.63		458646	2	Cdn Gravity

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Pg 2 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 13/01/03

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

29 82-1225 AMENDED

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06/01/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common (cont'd)	458646	3/01/03	10		4000	0.58		454646	2	Cdn Gravity
		3/01/03	10		7500	0.57		447146	2	Cdn Gravity
		6/01/03	10		2500	0.56		444646	2	Cdn Gravity
		6/01/03	10		9500	0.54		435146	2	Cdn Gravity
		6/01/03	10		6000	0.55		429146	2	Cdn Gravity
		7/01/03	10		7500	0.47		421646	2	Cdn Gravity
		7/01/03	10		500	0.49		421146	2	Cdn Gravity

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Pg 3 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 13/01/03

129 82 1225 AMENDED

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 [ ] [ ]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06/01/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common (cont'd)	421146	7/01/03	10		3000	0.47		418146	2	Cdn Gravity
		7/01/03	10		1000	0.465		417146	4	Cdn Gravity
		8/01/03	10		7000	0.45		410146	2	Cdn Gravity
		8/01/03	10		3000	0.51		407146	3	Cdn Gravity
		8/01/03	10		5000	0.50		402146	2	Cdn Gravity
		8/01/03	10		4500	0.47		397646	2	Cdn Gravity
		9/01/03	10		5000	0.49		392646	2	Cdn Gravity

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Pg 4 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 13/01/03

12g 82-1225 AMENDED

FAXED

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 13/01/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 6)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	51250							51250	1	Harry Barr
Warrants	15000							15000	2	253020 BC Ltd.
Common	63984							63984	2	" "
Common	6150							6150	1	Harry Barr
Warrants	483043	17/01/03	53	33334		0.45		516377	2	Cdn Gravity
Common	392646	10/01/03	10		5000	0.50		387646	2	" "
		10/01/03	10		3000	0.49		384646	2	" "

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Pg 1 of 2

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 20/01/03

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

12g 82-1225

AMENDED

TOTAL P.09

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 13/01/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET: 2303 WEST 41ST AVENUE APT:

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	S U S	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common (cont'd)	384646	13/01/03	10		2000	0.49		382646	2	Cdn Gravity
		13/01/03	10		44500	0.48		338146	2	Cdn Gravity
		17/01/03	16	66,668				404814	2	Cdn Gravity

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

pg 2 of 2

The undersigned certifies that the information given in this report is true and complete in every respect. *It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 20/01/03